UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)

DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Instructions from Ray Smets, VP of Worldwide Sales, to sales force.
Packeteer Field Sales Day 1 Plan: WHAT TO DO:
-TM’s should immediately list their top 15-20 current and pipeline customers that need a direct touch asap. The TM should initiate phone calls to each of these contacts today or asap by tomorrow. (See “What To Say” below.)
-CSM’s should immediately contact all local partner contacts within their territory today or asap by tomorrow. (See “What To Say” below.)
-SE’s should connect live with each technical customer or partner contact where we have evaluations currently underway today or asap by tomorrow. (See “What To Say” below.)
Field Sales Additional Info:
-Do not contact your counterpart at Blue Coat. Until the merger is complete, Packeteer and Blue Coat must continue to operate as distinct and independent companies. We cannot share customer nor sales opportunities and are considered competitors.
-Focus on your Q2 objectives. Your commissions and your success will be measured on your performance against current plan.
-If you need assistance in any way, please connect directly with your RD or VP.
WHAT TO SAY:
Be Prepared:
-You should read both the announcement and the employee FAQ’s before making these calls and be familiar with the key details mentioned in the announcement and the FAQ’s.
-Review the customer and partner letter drafts — once distributed to you — so you are more familiar with what will be communicated in written format.
-Check SLX and the Hot Support lists to make sure you are aware of any key issues that might be affecting this customer before you make the call.
The Goal and the Tone of the Contact:
-We want to make sure the customer or partner is comfortable (under the circumstances) and confident that we appreciate and respect our business with them.
-We are focused on meeting our objectives for them.
-The merger is intended to deliver an even stronger best-of-breed competitive solution to the market.
-And we are confident that the conclusion of this merger will be a positive outcome for both customers and partners. BlueCoat is seasoned with acquisitions of this type with a strong focus on transitioning successfully. (Note: Blue Coat acquired Ositis® Software in 2003; Cerberian, a provider of URL filtering software, in 2004; Permeo, a provider of endpoint security, in 2006; and certain assets of the NetCache business from Network Appliance, a proxy server appliance company, in 2006.)
-We want to reiterate our commitment and focus to delivering on our commitments in Q2 and beyond.
-We want to assure that they have a way to connect with you (or someone) live in case they have any questions or issues.

Example Interaction:
-Call and greet the customer. Live contact is best, but leaving a message is OK with some info with a requested call back to discuss in more detail.
-“Hello Mr./Ms. .......I am glad I reached you live. Important news about Packeteer was announced earlier today, and I wanted to call you directly so you could be one of the first to hear about it.”
-“Blue Coat announced today that it will be acquiring Packeteer. The details of the announcement are in the trade press today; you can check them out at Yahoo or Google if you like. This announcement is really big news for us at Packeteer.”
-“The way we see it and how others are describing it is that this merger is a strategic combination of two strong players in the WAN Optimization market, where our products together will be even stronger and better for our customers.”
-“Blue Coat and Packeteer both agree that this ‘strategic combination’ is a big win for our customers and partners. I hope you will see it the same way.”
-“This is very fresh information for us, so I am not sure about every detail yet about how the product lines will be combined. But what is certain is that Blue Coat is acquiring us to fill in some key areas of their solution offers with our best-in-class visibility, control, QoS and acceleration solutions. We see this as a major step forward to build scale to add to our already broad and deep product line and expertise. There is a lot of confidence that both of the product lines will be a powerful combination from the start, and will get even better once we make some decisions on how to synergize them together.”
-“What I do know and is within my control right now is that I and my colleagues at Packeteer will stay focused and will continue to deliver on our promise to you. We will keep delivering our best-in-class solutions for our customers and partners. And we will make sure that we are your advocates so that the merger really will deliver the best outcome for you.”
-“It’s is too soon for me to comment about how we will manage our relationship with you over time (Mr. Partner or Customer) but I am here for you now and will do whatever I can to support you. If there is anything at all I can do for you, please do not hesitate to contact me.” Give them your phone number or email address.
-“We are very excited about the potential benefits of this union and you have my personal commitment to make sure you continue to receive timely updates on key decisions as they emerge.”
-Offer to email the link of the announcement from Blue Coat.
-Let them know that they will likely receive follow-up communications (if they are support customers) from Packeteer, and that you will forward any additional information to them as needed when you get it.
-KEEP A LIST OF
-WHO YOU CONTACTED AND WHEN
-IF YOU SPOKE TO THEM LIVE
-WHAT THEIR REACTION WAS (POSITIVE, UNDERSTANDING, CONCERNED)
-AND ANY FOLLOW-UP INFO THEY MAY HAVE REQUESTED

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